Weil, Gotshal & Manges LLP 201 Redwood Shores Parkway Redwood Shores, CA 94065-1134 +1 650 802 3000 (tel) +1 650 802 3000 (fax)	Jones Day 2727 North Harwood Street Dallas, TX 75201-1515 +1.214.220.3939 (tel) +1.214.969.5100 (fax)

April 4, 2014

VIA EDGAR AND OVERNIGHT DELIVERY

Amanda Ravitz

Assistant Director

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, NE

Washington, DC 20549

RE:	TEL-Applied Holdings, B.V.
Amendment No. 1 to the Registration Statement on Form S-4
File No. 333-194047

Applied Materials, Inc.
Form 10-K for period ended October 27, 2013
File No. 000-06920

Ladies and Gentlemen:

TEL-Applied Holdings, B.V. (the “Company”) has today filed with the Securities and Exchange Commission (the “Commission”) Amendment No. 1 (“Amendment No. 1”) to its Registration Statement on Form S-4 (Registration No. 333-194047) (as amended, the “Registration Statement”). On behalf of the Company, Applied Materials, Inc. (“Applied”) and Tokyo Electron Limited (“TEL”), we respond to the comments of the staff of the Division of Corporation Finance of the Commission (the “Staff”) contained in the letter dated March 19, 2014.

For ease of reference, the text of the Staff’s comments is included in bold-face type below, followed in each case by the Company’s response. The supplementary materials referenced in this response letter will be sent to the Staff under separate cover. Except as otherwise provided, page references included in the body of the Company’s responses are to Amendment No. 1.

United States Securities and Exchange Commission

April 4, 2014

Registration Statement on Form S-4

Letter to Stockholders of Applied Materials

1.	We note your disclosure that “it is currently expected that” the relative ownership between Applied and Tokyo Electron shareholders post-merger will be 68%/32%. Please disclose the circumstances under which this expectation would change.

Response:

In response to the Staff’s comment, the Letter to Stockholders of Applied Materials and related references throughout the Registration Statement have been revised to delete the phrase “it is currently expected that.”

What are the specific proposals on which I am being asked to vote, page 1

2.	Please present as separate proposals the adoption of the Business Combination Agreement and each provision of the HoldCo governing instruments that will differ from the provisions in Applied’s charter and bylaws, or advise. For guidance, please refer to the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context), available on the Commission’s website.

Response:

In response to the Staff’s comment, the Company has reviewed the Staff’s guidance regarding unbundling, including the September 2004 Interim Supplement to Publicly Available Telephone Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) in the M&A Context) and the Compliance and Disclosure Interpretations (Regarding Unbundling under Rule 14a-4(a)(3) Generally) (Updated 01/24/14), as well as the Staff’s practice in prior transactions (see, e.g., Response Letter to Staff Comments, Eaton Corporation Limited, dated August 31, 2012; Response Letter to Staff Comments, Eaton Corporation Limited, dated August 20, 2012; Response Letter to Staff Comments, Pentair Limited, July 19, 2012; Response Letter to Staff Comments, Covidien Ltd., dated March 27, 2009; Response Letter to Staff Comments, Covidien Ltd., dated March 11, 2009; Response Letter to Staff Comments, Tyco Electronics Ltd., dated March 6, 2009; Response Letter to Staff Comments, Noble Corporation, dated January 28, 2009; and Response Letter to Staff Comments, Noble Corporation, dated January 22, 2009).

The terms of the business combination agreement, including the terms of the form of HoldCo Articles of Association (the “Current Articles”), were negotiated by Applied and TEL and were designed to reflect the “merger of equals” structure of the transaction, as well as differences among Delaware, Japanese and Dutch law. Under the terms of the business combination agreement, any amendment to the Current Articles, as well as the inclusion of any separate proposal for consideration by Applied stockholders, will require the approval of the boards of directors of both Applied and TEL.

United States Securities and Exchange Commission

April 4, 2014

Based on our review of the Staff’s guidance and practice and in order to avoid any potential confusion regarding the key decision before Applied stockholders (i.e., whether to approve a “merger of equals” to create a global innovator in semiconductor and display manufacturing technology with a market capitalization of $35 billion), management of each of Applied and TEL are considering eliminating differences between the proposed governing documents of the Company and the current governing documents of Applied as outlined below. Specifically, management of each of Applied and TEL are prepared to recommend to their respective boards of directors that the Current Articles be amended as outlined below (the “Proposed Articles”), provided that implementing these amendments will address the Staff’s comment and eliminate the need to present any separate proposals to Applied stockholders. In connection with these amendments, corresponding amendments would be made to conform the form of HoldCo Board Rules. A copy of the Proposed Articles, marked to show the changes from the Current Articles, along with a copy of the form of Board Rules marked to show the conforming changes, is being provided supplementally to the Staff.

We respectfully submit that the changes to the Current Articles reflected in the Proposed Articles eliminate all material differences between the provisions of the Company’s governing documents and Applied’s charter and bylaws, except for differences that, based on the Staff’s guidance and prior practice, would not require any such provision to be presented separately under the “unbundling rule.”

Based on a careful comparison of the provisions of the Company’s governing documents and the current governing documents of Applied, the Company believes that the following provisions of the Current Articles are the only provisions that are materially different from the comparable provisions of Applied’s governing documents and could require unbundling. For each such provision, we have described below how the Proposed Articles remove any material differences, thereby eliminating any requirement to unbundle such provision.

•	Election of Directors (Art. 15.2): The Current Articles provide that, at an annual meeting, a nominee for election as a director will be elected unless such nominee is rejected by the vote of a two-thirds majority of the Company’s stockholders.[1] The Proposed Articles require only a simple majority of the votes cast to reject a director nominee, the same standard required for Applied stockholders to elect a director of Applied.

1 For purposes of this letter, “two-thirds majority” means two-thirds of the votes cast provided the vote represents a majority of the outstanding shares.

United States Securities and Exchange Commission

April 4, 2014

•	Removal of Directors (Art. 15.5): The Current Articles provide that the Company’s shareholders may remove directors with or without cause by a two-thirds majority vote. The Proposed Articles require the affirmative vote of a majority of the outstanding shares to remove a director, the same standard required under the existing governing documents of Applied.

•	Shareholder Approval of Certain Transactions (Arts. 21 & 34): The Current Articles provide that resolutions of the Company’s board of directors approving sale of all or substantially all of the assets of the Company are subject to the approval of the shareholders by a majority of the votes cast. The Current Articles also provide that the Company may merge or demerge with the affirmative vote of a majority of the votes cast. The Proposed Articles require the affirmative vote of a majority of the outstanding shares to approve any such transaction, the same standard required for stockholder approval of such a transaction under the existing governing documents of Applied.

•	Quorum (Art. 31): The Current Articles provide that no quorum is required for the conduct of business at a general meeting of shareholders, except with regard to votes on certain matters. The Proposed Articles require a quorum of shareholders representing a majority of the outstanding shares to be present in person or by proxy in order to conduct business at any meeting of Company shareholders, the same standard required under the existing governing documents of Applied.

•	Amendments to the Articles of Association (Art. 33): The Current Articles provide that amendment of the articles of association requires the affirmative vote of a majority of the votes cast. The Proposed Articles require the affirmative vote of a majority of the outstanding shares to amend the Company’s articles of association, the same standard required to amend Applied’s existing certificate of incorporation and bylaws.

•	Dissolution/Liquidation (Art. 34): The Current Articles provide that the Company may, upon the proposal of the Company’s board of directors, be dissolved by a simple majority of the votes cast. The Proposed Articles provide for dissolution upon a proposal of the Company’s board of directors if approved by the affirmative vote of a majority of the outstanding shares and further permit dissolution of the Company upon the affirmative vote or written consent of all of the shareholders of the Company, the same standards applicable under the existing governing documents of Applied.

Assuming that the Proposed Articles are approved by the board of directors of both Applied and TEL, it is our view that any remaining differences between the provisions of the Company’s governing documents and those of Applied’s governing documents are changes that, based on the Staff’s guidance and practice, do not require any such provision to be unbundled and presented as a separate proposal. Specifically, any remaining differences between the Proposed Articles and the provisions of Applied’s governing documents would relate to:

United States Securities and Exchange Commission

April 4, 2014

•	a provision that is the same as or comparable to the relevant Applied provision;

•	a provision that is fundamental to the transaction or is otherwise an intrinsic part of the transaction (e.g., change in name, change in domicile, or an increase in the authorized share capital of a corporation so as to enable the issuance of such number of shares as may be required under the terms of the transaction agreement);

•	a provision that (a) is required by Dutch law, (b) reflects Dutch law that would be applicable regardless of whether the provision is included or (c) otherwise results from differences between the corporate laws of the Netherlands and Delaware and is necessary to preserve the current rights of shareholders and powers of the board of directors following the transaction; or

•	a provision that reflects only changes that would not require Applied stockholder approval if presented on their own, i.e., changes that are permitted to be adopted by Applied’s board of directors without stockholder approval.

Except for changes proposed to be addressed through the Proposed Articles, the differences between the Company’s and Applied’s governing documents each fall into one or more of the categories described above, which based on the Staff’s guidance and practice do not require unbundling. For example, under the Proposed Articles, nominees for election of directors will be nominated by the board pursuant to the binding nomination provisions of Dutch law, a procedure that, given the differences between Dutch and Delaware law, (a) is necessary in order to preserve the current rights of shareholders and powers of the board of directors following the transaction and (b) is substantively equivalent to the rights Applied stockholders have under Applied’s existing governing documents. Consistent with the current rights of Applied stockholders, Company shareholders will be entitled to submit their proposed nominees for board consideration. Moreover, as noted above, under the Proposed Articles, in order to be elected to office at an annual meeting, a director nominee of the Company will need the same level of shareholder support as does a director nominee of Applied. Further, Dutch law also provides Company shareholders with additional rights that Applied stockholders do not currently have with respect to the election of directors – namely, the right of a shareholder or group holding 10% or more of the Company’s shares to call a special meeting at which they may propose to remove all sitting directors and elect their own slate.

For the reasons set forth above, if the Proposed Articles are implemented, no provision thereof would be required to be unbundled and presented as a separate proposal.

If the Staff has no further comments regarding the presentation of separate proposals for provisions of the Company’s governing instruments assuming that the Proposed Articles and Board Rules are approved by the respective boards of directors of Applied and TEL, the Proposed Articles and Board Rules will be presented to such boards for approval and, if approved, will be reflected in an amendment to the Registration Statement. We understand that the Staff will need to review and may comment on the specific disclosure regarding the Proposed Articles.

United States Securities and Exchange Commission

April 4, 2014

Comparative Per Share Information for Applied and TEL, page 21

3.	Please revise your calculation of the equivalent price per share of TEL common stock in U.S. dollars to reflect the U.S. dollar equivalent as of September 23, 2013, of ¥ 4,850, the trading price of TEL common stock on that day. It is unclear why you have calculated this value by reference to the trading price of Applied common stock on September 23, 2013. Similarly revise the table on page 161.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to address the Staff’s comment on pages 21 through 22 and 165.

The National Tax Agency of Japan may not agree, page 30

4.	To the extent known, please quantify the additional taxes referenced in the first bullet point of this risk factor.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure:

•	in the risk factor entitled “The National Tax Agency of Japan may not agree with the intended treatment of the Business Combination under Japanese tax laws, which could cause the Business Combination not to be consummated or result in the parties and TEL shareholders incurring unintended tax liabilities” beginning on page 30; and

•	in the section entitled “Material Japanese Income Tax Consequences of the TEL Share Exchange to TEL and TEL Exchange Sub” beginning on page 265.

Background of the Business Combination, page 61

5.	Describe in greater detail the negotiation during the meetings on August 24, 2013 and September 23, 2013 to provide shareholders with an understanding of how, when and why these terms of the proposed transaction evolved. For instance, with respect to the exchange ratios and ownership percentages, explain how each was determined and which party or parties proposed the final figures.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to provide additional disclosure on pages 67 through 69.

United States Securities and Exchange Commission

April 4, 2014

6.	We note your disclosure in the first full paragraph on page 63 that the Investment Committee “considered potential merger-and-acquisition opportunities.” Please describe any such opportunities in more detail and discuss why you ultimately decided not to pursue them.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to provide additional disclosure regarding the industry in which such opportunities were available on page 64. We further advise the Staff that Applied’s Investment Committee viewed a transaction with TEL as the most attractive strategic alternative, as disclosed on page 64.

7.	Please also revise to describe the material terms of the proposals made on August 20, 2013 through August 26, 2013.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to provide additional disclosure on page 67.

8.	We note your reference on page 67 to an analysis presented by Goldman Sachs on September 21, 2013. Please provide all disclosure required by Item 4(b) of Form S-4 for this presentation, including the summary required by Item 1015(b)(6) of Regulation M-A.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on page 69 to clarify that, except for being based on the then contemplated TEL exchange ratio of 3.20 shares of the new Dutch holding company for each share of TEL common stock, rather than the finally agreed TEL exchange ratio of 3.25 shares of the new Dutch holding company for each share of TEL common stock, the analysis presented by Goldman Sachs on September 21, 2013 was substantially the same as, with no material differences from, the analysis presented by Goldman Sachs on September 23, 2013, for which all disclosure required by Item 4(b) of Form S-4, including the summary required by Item 1015(b)(6) of Regulation M-A, was provided in the initial filing of the Registration Statement.

United States Securities and Exchange Commission

April 4, 2014

Summary of Certain Financial Projections Reviewed by the Applied board, page 78

9.	Please expand your disclosure to describe how Applied’s management adjusted the projections provided by TEL management about TEL and explain why the Applied-prepared projections were used instead of the TEL-prepared projections.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to provide additional disclosure on page 80.

Opinion of Applied’s Financial Advisor, page 80

10.	Please provide us with copies of the materials prepared by Goldman Sachs and Morgan Stanley in connection with their fairness opinions, including, among other things, any “board books,” drafts of fairness opinions, and any summaries of presentations made to the boards.

Response:

In response to the Staff’s comment, materials prepared by Goldman Sachs, as Applied’s financial advisor, and presented to Applied’s board of directors, and materials prepared by Morgan Stanley, as TEL’s financial advisor, and presented to TEL’s board of directors, in each case, in connection with their respective fairness opinions, will be provided to the Staff under separate cover from Goldman Sachs’ and Morgan Stanley’s respective legal counsel on a supplemental basis.

All such materials will be provided to the Staff pursuant to Rule 418 under the Securities Act. In accordance with Rule 418, these materials will be requested to be returned promptly following completion of the Staff’s review thereof. In addition, due to their sensitive commercial and financial nature, confidential treatment will be requested for these materials under the Freedom of Information Act, as amended, in accordance with 17 C.F.R. §200.83(b).

11.	Please revise to discuss the meaning and significance of each analysis performed by Goldman Sachs. Clarify how, based on the specific terms of this transaction, the conclusions drawn support the conclusion that the exchange ratio is fair to the holders of Applied common stock.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to describe the purpose of each analysis on pages 85 through 90. The Registration Statement has also been revised to facilitate a comparison of the results of each analysis to the

United States Securities and Exchange Commission

April 4, 2014

specific terms of the transaction on pages 85 through 90. With respect to the Staff’s comment requesting a comparison of how the conclusions drawn support the conclusion that the exchange ratio is fair to the holders of Applied common stock, Goldman Sachs has advised the Company that it did not reach any particular conclusion as to whether or not each analysis supported its conclusion of fairness, and that Goldman Sachs’ opinion was based on the results of all of its analyses considered as a whole. Goldman Sachs has advised the Company that, as stated on page 90, Goldman Sachs believes that selecting any portion of its analyses in isolation from the complete analysis could create an incomplete view of the processes underlying Goldman Sachs’ opinion.

Illustrative Financial Contribution Analysis, page 87

12.	Revise to clarify how Goldman Sachs determined the valuation multiples used in this analysis to calculate the implied equity contribution.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on page 90.

The Business Combination Agreement, page 114

13.	We note your disclosure that the “representations, warranties and covenants [made in the Business Combination Agreement] were made only for the purposes of the Business Combination Agreement” and that “no person should rely on the representations and warranties.” Because the description and the full agreement now appear in a disclosure document, please confirm that you have no additional information that would call into question the accuracy of the information contained in your disclosure.

Response:

In response to the Staff’s comment, the Company has advised us, and has authorized us to advise the Staff on its behalf, that it has no material information that would call into question the material accuracy of the information contained in the Registration Statement.

United States Securities and Exchange Commission

April 4, 2014

Notes to Unaudited Pro Forma Condensed Combined Financial Statements, page 155

Note 1. Description of Transaction and Basis of Presentation, page 155

14.	We reference the statement that HoldCo, Applied and TEL have different fiscal year-ends. Please revise to clarify the year end that will continue for the combined company.

Response:

In response to the Staff’s comment, the Company has advised us, and has authorized us to advise the Staff on its behalf, that the fiscal year-end for HoldCo following the closing has not yet been determined. In response to the Staff’s comment, the Registration Statement has been revised to provide such fact on page 159.

Note 3. Preliminary Purchase Price Allocation, page 156

15.	We see that you preliminarily allocated $1.4 billion of the purchase price to developed technology. Please revise to provide a brief discussion of the nature of the developed technology.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on page 161.

Note 4. Pro Forma Adjustments, page 158

16.	Please revise to disclose how you determined the preliminary fair value of the noncontrolling interest of Tokyo Electron Device Limited of $70 million in Note (i).

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on page 163.

United States Securities and Exchange Commission

April 4, 2014

Management’s Discussion and Analysis, page 190

Segment Information, page 200

17.	We note that you present segment profit (loss) for each segment but you do not provide any analysis of the changes in segment profit (loss) for each period. Please tell us why you do not believe that a discussion of segment profit (loss) would enhance an investor’s understanding of your financial performance.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on pages 204 through 211.

Financial Position, Liquidity and Capital Resources, page 208

Contractual Obligations, page 211

18.	Please tell us why you did not include short term borrowings of $8.9 billion Japanese yen within the presentation of contractual obligations.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to include short-term borrowings of 8.9 billion Japanese yen under the section entitled “Contractual Obligations” on page 215.

Critical Accounting Policies, page 212

19.	Please tell us why you do not include inventory valuation as a critical accounting policy. We see that you recorded a significant write-down of inventory each fiscal year and during the nine months ended December 31, 2013. Please discuss the reason for these inventory impairments each period.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to include a new subsection entitled “Inventory Valuation” on page 217.

United States Securities and Exchange Commission

April 4, 2014

Revenue Recognition, page 212

20.	Please revise to provide a discussion, if significant, of customer acceptance, return policies, post shipment obligations (installation, training), warranties, credits and discounts, rebates, price protection. Please discuss any judgments and assumptions you use in determining how these customer privileges affect your accounting policies.

Response:

In response to the Staff’s comment, the Registration Statement has been revised on page 216 to address customer acceptance, return policies, installation obligations, and credits. Typically, the Company does not offer rebates or price protection, and training obligations are not material. Warranty obligations are recorded and classified in cost of sales and as described in the Notes to the Financial Statements.

21.	In addition, as it relates to the use of the percentage-of-completion method in accounting for PV production equipment sales, if material, please revise to discuss the estimates used in determining the appropriate timing and amount of revenue recognition for long-term contracts.

Response:

In response to the Staff’s comment, the Company has advised us, and has authorized us to advise the Staff on its behalf, that its use of the percentage-of-completion method (“POC”) in accounting for sales for PV production equipment is not material, and the Registration Statement has been revised to add disclosure to this effect on page 216. For reference, TEL’s POC-based net sales for the nine months ended December 31, 2013 were 0.5% of its total consolidated net sales for the same period and TEL’s consolidated POC-based net sales for the 12 months ended March 31, 2013 were 0.1% of its total consolidated net sales for the same period.

Comparison of Shareholder Rights, page 227

22.	We note your disclosure in the first paragraph under “Nomination and Election of Directors” on page 232 that directors will be appointed by the General Meeting of HoldCo shareholders upon a binding nomination of the HoldCo board. Please clarify the term “binding nomination.” Also disclose whether shareholders will vote on the board’s nominations at the meeting other than to overrule a nomination as described on page 233. If so, disclose the applicable voting standard; if not, revise to so state.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on pages 236 through 237.

United States Securities and Exchange Commission

April 4, 2014

23.	Please revise your discussion of HoldCo shareholders’ rights with respect to advance notice requirements for shareholder nominations and other proposals beginning on page 237 to clarify whether the items that shareholders representing at least 3% of issued share capital will be entitled to include on a general meeting agenda may include director nominations.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on pages 240 through 241.

24.	Please revise your discussion of HoldCo shareholders’ rights with respect to mergers, consolidations and similar transactions beginning on page 239 to disclose the voting standard that will be applied in obtaining the approval of the General Meeting of HoldCo shareholders for resolutions of the HoldCo board.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on pages 243 through 244.

Material Tax Consequences of the Business Combination, page 244

25.	Please identify in each relevant section the tax advisor or counsel whose opinion the disclosure constitutes.

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure on pages 250, 254, 255, 262 and 267.

26.	Here and throughout your document, as appropriate, please provide unequivocal disclosure regarding the tax consequences, rather than merely what the tax consequences may be “generally” or what you intend them to be. Also, if you are unable to provide unequivocal disclosure, you should disclose why, describing the degree of uncertainty and providing risk factor disclosure setting forth the risks to investors due to the uncertainty. For example, we note your disclosure in the penultimate paragraph on page 247 that the remainder of the discussion assumes that HoldCo will not be treated as a U.S. corporation under Section 7874 of the Internal Revenue Code, and your statement in the fourth full paragraph on page 261 that you expect HoldCo to be a tax resident solely of the Netherlands and that the discussion assumes that is the case. Please provide disclosure of the alternative tax treatments.

United States Securities and Exchange Commission

April 4, 2014

Response:

In response to the Staff’s comment, the Registration Statement has been revised to make the requested disclosure:

•	in the risk factor entitled “The IRS may not agree with the conclusion that HoldCo should be treated as a foreign corporation for U.S. federal tax purposes following the Business Combination” beginning on page 29;

•	in the risk factor entitled “The National Tax Agency of Japan may not agree with the intended treatment of the Business Combination under Japanese tax laws, which could cause the Business Combination not to be consummated or result in the parties and TEL shareholders incurring unintended tax liabilities” beginning on page 30;

•	in the risk factor entitled “Future changes to the tax laws under which HoldCo is expected to be treated as a foreign corporation for U.S. federal tax purposes and changes in other tax laws relating to multinational corporations could adversely affect HoldCo” beginning on page 32;

•	in the risk factor entitled “HoldCo may be or become taxable in a jurisdiction other than the Netherlands and may be or become a “dual resident company” for tax purposes and this may increase the aggregate tax burden on HoldCo and its shareholders” on page 32; and

•	in the section entitled “Material Tax Consequences of the Business Combination” beginning on page 248.

Exhibit 5.1

27.	Refer to paragraph 3.1(b). Please file a revised opinion that does not contain an assumption as to whether the agreement constitutes legal, valid and binding obligations with respect to HoldCo, as this appears fundamental to the opinion given.

Response:

In response to the Staff’s comment, the Exhibit 5.1 opinion has been revised as requested.

United States Securities and Exchange Commission

April 4, 2014

28.	With respect to the limitation in paragraph 4 regarding matters not disclosed to you, please note that the opinion must be based on all relevant facts and law and should not be conditioned on information not disclosed in an investigation. Please submit a revised opinion accordingly.

Response:

The Company has been advised by Dutch counsel that this assumption is customary and appropriate for opinions delivered under Netherlands law. Examples of similar opinions filed with the Commission that contain the same or similar language include: Opinion of Stibbe N.V., Exhibit 5.2 to Form F-4 of Alpha Beta Netherlands Holdings N.V., dated May 2, 2011 (File No. 333-173347); Opinion of Linklaters LLP, Exhibit 5.1 to Form F-4 of Alpha Beta Netherlands Holdings N.V., dated May 2, 2011 (File No. 333-173347); Opinion of Clifford Chance LLP, Exhibit 5.1 to Form S-3 of Nielsen Holdings N.V., dated March 19, 2012 (File No. 333-180192); and Opinion of Stibbe N.V., Exhibit 5.1 to Form F-1 of Constellium N.V., dated January 27, 2014 (File No. 333-193583). The Company respectfully requests that the Staff reconsider this comment.

29.	Please tell us why the qualification regarding insolvency and winding-up proceedings in paragraph 5.1(b) is appropriate, given that it appears to reflect necessary requirements of the conclusion in paragraph 4.1 of this opinion.

Response:

The Company has been advised by Dutch counsel that the insolvency qualification in paragraph 5.1(b) is customary and appropriate for opinions delivered under Netherlands law. Examples of similar opinions filed with the Commission that contain the same or similar language include: Opinion of Stibbe N.V., Exhibit 5.2 to Form F-4 of Alpha Beta Netherlands Holdings N.V., dated May 2, 2011 (File No. 333-173347); Opinion of Linklaters LLP, Exhibit 5.1 to Form F-4 of Alpha Beta Netherlands Holdings N.V., dated May 2, 2011 (File No. 333-173347); and Opinion of Clifford Chance LLP, Exhibit 5.1 to Form S-3 of Nielsen Holdings N.V., dated March 19, 2012 (File No. 333-180192). The Company respectfully requests that the Staff reconsider this comment.

30.	With respect to paragraph 5.1(c), please file a revised opinion that also addresses whether a shareholder may become liable for assessments or calls on the security by the registrant or its creditors. For guidance, refer to Section II.B.1.a of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011).

Response:

In response to the Staff’s comment, the Exhibit 5.1 opinion has been revised as requested.

United States Securities and Exchange Commission

April 4, 2014

31.	We note the statement in paragraph 6.1 that the opinion and statements in the opinion are limited and are to be construed in accordance with Netherlands law. We further note the statement in paragraph 7.2 that all liability and other matters relating to this opinion shall be governed exclusively by Dutch law. Please provide an analysis as to whether these statements attempt to suggest to investors a legal conclusion contrary to Section 14 of the Securities Act. Alternatively, file a revised opinion that does not contain these statements.

Response:

The opinion required under paragraph (b)(5) of Item 601 of Regulation S-K is, in the case of equity securities, an opinion as to whether such securities “will, when sold, be legally issued, fully paid and non-assessable.” Under Section II.B.1.c of Staff Legal Bulletin No. 19 (CF) (Oct. 14, 2011), the opinion for a foreign corporate registrant is limited to the laws of the registrant’s jurisdiction of incorporation. As the Company is a Dutch private limited liability corporation, the opinion and statements expressed in the opinion are limited to and are to be construed in accordance with Netherlands law. By including this limitation in the opinion, the Company’s Dutch counsel did not intend to suggest a legal conclusion contrary to Section 14 of the Securities Act. Rather, Paragraph 7.2 of this opinion qualifies the statements referred to by the Staff by stating “except as otherwise required by the Securities Act,” all liability and other matters relating to this opinion shall be governed exclusively by Dutch law.

Exhibit 8.1

32.	Please file an opinion that states clearly that the disclosure in the applicable section of the prospectus constitutes the opinion of counsel, rather than simply stating that the statements contained in the disclosure are “accurate summaries of the matters described therein in all material respects.” Please also apply this comment to Exhibits 8.2, 8.3 and 8.4.

Response:

With respect to Baker & McKenzie LLP’s opinion in Exhibit 8.3, the Company respectfully refers the Staff to the first full paragraph on page 2 of the opinion, which states in relevant part that “the discussion in the Proxy Statement/Prospectus entitled “[…] Material U.S. Federal Income Tax Consequences of the Business Combination to Applied and HoldCo” represents our opinion.” In response to the Staff’s comment, each other of the relevant opinions has been revised as requested.

United States Securities and Exchange Commission

April 4, 2014

Form 10-K of Applied Materials, Inc. for period ended October 27, 2013

Note 14. Income Taxes, page 107

33.	We see that the effect of foreign operations taxed at various rates significantly impacted the reconciliation between the statutory U.S. federal income tax rate to the actual effective income tax rate for fiscal 2013. As required by FASB ASC 740-10-50-14, please revise future filings to disclose the nature and effect of significant matters affecting comparability of information for all periods presented. In this regard, please disclose the identities of specific jurisdictions that materially affect the effective tax rate, their tax rates and information about the effects on such foreign jurisdictions on the effective tax rate.

Response:

In response to the Staff’s comment, Applied will revise future filings to disclose the nature and effect of significant matters affecting comparability of information for periods presented in the manner requested by the Staff’s comment.

* * * * * * *

In response to the closing comments of the Staff’s comment letter, the Company has advised us, and has authorized us to hereby acknowledge on its behalf, in connection with this response to the Staff’s comments, that:

•	should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

•	the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

•	the Company may not assert Staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

United States Securities and Exchange Commission

April 4, 2014

If you have any questions, please feel free to contact James R. Griffin (james.griffin@weil.com / telephone: 650.802.3150) or Ellen Odoner (ellen.odoner@weil.com / telephone: 212.310.8438) of Weil, Gotshal & Manges LLP, or James E. O’Bannon (jeobannon@jonesday.com / telephone: 214.969.3766) or Troy B. Lewis (tblewis@jonesday.com / telephone: 214.969.3721) of Jones Day.

                     Sincerely,

                                                                                          /s/ James R. Griffin            /s/ James E. O’Bannon

                                                                                          James R. Griffin                James E. O’Bannon

cc:	Thomas F. Larkins
Senior Vice President, General Counsel and Corporate Secretary
Applied Materials, Inc.

Zoltan Papp
General Counsel
Tokyo Electron Limited

Keith A. Flaum
Ellen Odoner
Adé K. Heyliger
Weil, Gotshal & Manges LLP

R. Scott Cohen
Troy B. Lewis
Alain A. Dermarkar
Jones Day